Item 77C – Matters Submitted to a Vote of Security Holders

COLUMBIA FUNDS SERIES TRUST

Columbia Large Cap Growth Fund II

Columbia Large Cap Growth Fund V

(each a “Fund” and together the “Funds”)

During the period, the Board of Trustees of Columbia Funds Series Trust solicited approval of the shareholders of Columbia Large Cap Growth Fund II and Columbia Large Cap Growth Fund V for a proposed merger of the Funds into Columbia Large Cap Growth Fund, a series of Columbia Funds Series Trust I at a meeting of shareholders that was adjourned to November 29, 2016. Subsequently, the Board of Trustees determined to take a different course of action and canceled the adjourned meeting, at which time the Funds ceased solicitation. In September 2016, the Board of Trustees approved a new Agreement and Plan of Reorganization to merge Columbia Large Cap Growth Fund II and Columbia Large Cap Growth Fund V with and into Columbia Large Cap Growth Fund III, a series of Columbia Funds Series Trust. This determination was based in part on applicable law (including the 1940 Act) permitting implementation of these mergers without obtaining shareholder approval. See the response to item 77M/77Q1(g) for more information.